UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 333-100078

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED SECURITY BANK 401K CASH or DEFERRED STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bank
2126 Inyo Street
Fresno, California, 93721

United Security Bank 401K Cash or Deferred Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010
with Report of Independent Registered Public Accounting Firm
Form 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of United Security Bank 401K Cash or Deferred Stock Ownership Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i)-Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP
Santa Clara, CA
June 28, 2012

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010

ASSETS
Cash	$2	$2
Investments, at fair value:
Participant Directed Investments	3,280,530	2,341,503
Notes Receivable from Participants	76,770	85,149
Participant contributions receivable	15,085	0
Employer contributions receivable	184,174	0

NET ASSETS AVAILABLE FOR BENEFITS	$3,556,559	$2,426,654

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

CHANGES IN NET ASSETS ATTRIBUTED TO:

Net depreciation in common stock of United Security Bank	$(869,766)
Net depreciation in fair value of other investments	(10,895)
Dividends	62,809
Assets transferred in	1,591,677
Interest	2,095
Participant contributions	377,660
Employer contributions	184,174
Benefits paid to participants	(202,068)
Administrative expenses	(5,781)
NET CHANGE	1,129,905

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	2,426,654

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$3,556,559

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the United Security Bank 401K Cash or Deferred Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The primary purpose of the United Security Bank 401K Cash or Deferred Stock Ownership Plan (the “Plan”) is to provide employees of United Security Bank (the “Company”) the opportunity to accumulate funds for their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

The Plan is a defined contribution plan covering all regular part-time or full-time employees of the Company. Employees may participate in the voluntary salary deferral feature of the Plan on the first day of the month following employment. Employees will be eligible to receive employer contributions as of the first date of the Plan year in which the employee completes one year of service and attained the age of 21, provided the employee is credited with 1,000 hours of service during the Plan year and is employed on the last day of that Plan year.

Administration

The Plan is administered by the Company. Administrative expenses are paid by the Company, except for expenses incurred at the participant level which are charged against the participant’s individual accounts.

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employee contributions

Participants may contribute to the Plan a percentage or a specific dollar amount of their annual wages, not to exceed certain dollar limitations determined annually by the Internal Revenue Service.

Employer contributions

The Company is under no obligation to contribute to the Plan in any given year. The Company may make a discretionary matching contribution, annually, at the discretion of the Board of Directors, which is allocated in proportion to participants’ eligible compensation to the total compensation of all eligible participants for the Plan year. Eligible compensation includes employee contributions to the Plan and to the Company Cafeteria Plan. Employer contributions are made in shares of common stock of United Security Bank and may be re-invested in other plan investments at the discretion of the participant. The employer made discretionary contributions of $184,174 for the plan year ended December 31, 2011.

Transferred Plan Assets

Effective August 16, 2011, all assets from the United Security Bank Employee Stock Ownership Plan (the “ESOP”), totaling $1,591,677 were transferred into the Plan.

Vesting

Vesting in the Company’s contributions is based on years of continuous service. Discretionary contributions by the Company and employer matching contributions vest on a pro rata basis beginning after two years of service and are fully vested after six years of credited service. In the event of death, disability or retirement, a participant’s interest in employer contributions become fully vested.

Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $10,000 or 50% of their vested account balance. Loan terms range from one to five years, except that a loan used to acquire a principal residence may be repaid over a reasonable time commensurate with the repayment period similar to commercial loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions. Loan expenses are deducted from the gross loan amount upon distribution to the employee. As of December 31, 2011 and 2010, the rates of interest on outstanding loans ranged from 4.25% to 9.25% with maturities through March 2019.

Forfeitures

Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future employer contributions. Non-vested amounts forfeited total $2,025 and $1,947 of net assets available for benefits at December 31, 2011 and 2010, respectively. For the year ended December 31, 2011, nonvested accounts totaling $1,080 were forfeited, which will be used to reduce future employer contributions.  Forfeitures of $1,862 were used during the year ended December 31, 2011.

Distributions

Upon termination of service, the participant may elect to receive benefits equal to the vested value of his or her account in one lump-sum payment or equal annual installments. The Plan allows in-service distributions for participants that have reached Normal Retirement Age as defined in the Plan, but are still working for the Company.

Plan termination

Although termination of the Plan is not presently contemplated, the Company does have the right to terminate the Plan at any time. In the event of termination, participants become 100% vested in the aggregate value of their respective accounts.

Plan Amendments

Effective January 1, 2010, the Plan was amended to provide how each participant shall be entitled to direct the Plan Trustee as to the manner in which any Employer Stock which are allocated to the employer account of the participant may be voted. Each Participant is entitled to direct the Trustee as to the manner in which any Employer Stock which is a registration-type class of securities (as defined in Code section 409(e)(4)) which are allocated to the Employer Account of the Participant are to be voted. With respect to any class of Employer Stock which is not a registration-type class of securities (as defined in Code section 409(e)(4)), a Participant is entitled to direct the Trustee as to the manner in which voting rights will be exercised with respect to any corporate matter which involves the voting of such shares allocated to the Participant's Employer Stock Account with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transactions as may be prescribed in Treasury regulations.

In July 2010 the Plan sponsor restated the Plan by adopting a new plan description and prospectus which updated the Plan for required law changes. This document has received a favorable advisory letter from the Internal Revenue Service.  There were no significant variations in the Plan’s design as a result of the adoption of this restatement.

NOTE 2 – ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) disclose the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010. See Note 3.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010.  The Plan adopted this guidance effective December 31, 2010 and reclassified participant loans of $76,770 and $85,149 as of December 31, 2011 and 2010, respectively, from investments to notes receivable from participants.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs. ASU No. 2011-04 removes the requirement for nonpublic companies to disclose information about transfers between Level 1 and Level 2 of the fair value hierarchy. FOR 11-K FILINGS: ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. Plan management does not expect the adoption of ASU No. 2011-04 to have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Investment valuation

Investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation/depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Concentration of credit risk

The Plan is subject to concentrations of credit risk with respect to common stock of United Security Bancshares stock held by the Plan. At December 31, 2011, approximately 55% of the Plan assets are invested in United Security Bancshares stock, which is publicly traded on the NASDAQ stock exchange. United Security Bancshares stock, adjusted for stock dividends, traded at a high closing price of $3.71 per share and a low closing price of $1.97 per share during 2011. Company performance and other environmental factors impact the market value of this investment on a daily basis.

Payment of benefits

Benefits are recorded when paid. The Plan accounts for benefits due to participants who have terminated employment with the Company as a component of net assets available for benefits until such amounts have been paid.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.  Note 8 provides disclosure of certain subsequent events that did not result in recognition in the financial statements.

Management has reviewed events occurring through June 28, 2012, the date the financial statements were available to be issued.

NOTE 3 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Registered investment companies (Mutual funds): Shares of registered investment company funds (or mutual funds) are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded.  Accordingly, mutual funds are classified within Level 1 of the valuation hierarchy.

Vmware corporate stock: The stock is valued at quoted market prices. Accordingly, investments in corporate stock are classified within Level 1 of the valuation hierarchy.

Common stock of United Security Bank: The common stock is valued at quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and December 31, 2010.

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Self directed Money Market	$1,489	$0	$0	$1,489
Vmware Corporate Stock	13,061	0		13,061
Common stock of United Security Bank	1,853,918	0	0	1,853,918
Investment program accounts:
Blend Funds	940,854	0	0	940,854
Growth Funds	195,511	0	0	195,511
Value Funds	52,748	0	0	52,748
Bonds	142,892	0	0	142,892
Money Market Mutual Funds	80,057	0	0	80,057
Total assets at fair value	$3,280,530	$0	$0	$3,280,530

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Money market mutual fund	$40,423	$0	$0	$40,423
Separately managed accounts:
Balanced Portfolio Fund	0	273,597	0	273,597
Conservative Portfolio Fund	0	137,731	0	137,731
Moderate Portfolio Fund	0	26,874	0	26,874
Aggressive Portfolio Fund	0	486,467	0	486,467
Equity Aggressive Portfolio Fund	0	237,460	0	237,460
Common stock	1,138,951	0	0	1,138,951
Total assets at fair value	$1,179,374	$1,162,129	$0	$2,341,503

NOTE 4 – INVESTMENTS

At December 31, 2011, a substantial amount of the Plan’s assets were invested in the common stock of the Company and are held by Nationwide Trust Company (NTC), the Plan’s trustee. The remaining portion of the Plan’s assets are held in the form of cash, money market mutual funds and self-directed brokerage accounts accounts.

The Plan’s investments include 846,538 allocated shares of Company stock at December 31, 2011. The Company common stock is valued at the quoted market price of $2.19 per share.

The Plan’s investments include 303,752.9726 allocated shares and 104.985 unallocated shares of Company stock at December 31, 2010. At December 31, 2010, the Company common stock was valued at the quoted market price of $3.76 per share.

The following investments represent 5% or more of the Plan’s net investments available for benefits at December 31,

2010
United Security Bank common stock	$1,138,951
Aggressive Portfolio	486,467
Equity Aggressive Portfolio	237,460
Balanced Portfolio	273,597

2011
United Security Bank common stock	$1,853,918
Nationwide Blend Funds	940,854
Nationwide Growth Funds	195,511

NOTE 5 – TAX STATUS

The Plan obtained its latest determination letter dated April 4, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been restated since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Plan’s assets are held by Nationwide Trust Company. Some of the Plan assets are invested in funds managed by NTC. NTC also provides record keeping and investment services to the plan.

Company contributions are managed by NTC, which invests cash received, interest and dividend income and makes distributions to participants.

Administrative functions are jointly performed by All Valley Administrators and by employees of the Company. No employee receives compensation from the Plan. NTC expenses incurred at the participant level are absorbed by the Plan and allocated among the related participant’s accounts. The independent auditors’ fees are paid directly by the Company.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 8 – SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2012.   Eligibility for Employee 401(k) Deferral contributions changed from 0 months to 3 months from date of hire and Safe Harbor Matching contribution was implemented.

United Security Bank
401K Cash or Deferred Stock Ownership Plan

SCHEDULE H, LINE 4i
Schedule of Assets (Held at End of Year)
Employer Identification Number 77-0103429
Plan Number 002

December 31, 2011

		(c)
	(b)	Description of investment, including		(e)
	Identity of issuer, borrower,	maturity date, rate of interest, collateral,	(d)	Current
(a)	lessor or similar party	par or maturity value	Cost	Value

*	United Security Bank	846,538.0000 shares of common stock		1,853,918

	Vmware Corporate Stock	157.0000 shares		13,061

	Nationwide Trust Company	Self directed money market		1,489

	Nationwide Trust Company - Blend Funds:
	Dodge & Cox International Stock	1284.6596 shares		37,563
	Vanguard Health Care Inv	4.3136 shares		555
	Vanguard 500 Index Signal	5.7684 shares		552
	Dodge & Cox Stock	360.6770 shares		36,659
	Vanguard Target Retirement Inc	1901.2151 shares		21,921
	Vanguard Target Retirement 2005	15155.1027 shares		181,558
	Vanguard Target Retirement 2010	1607.1828 shares		36,049
	Vanguard Target Retirement 2015	12290.9902 shares		151,179
	Vanguard Target Retirement 2020	9263.2116 shares		200,919
	Vanguard Target Retirement 2025	2908.5004 shares		35,687
	Vanguard Target Retirement 2030	1097.3580 shares		22,957
	Vanguard Target Retirement 2035	2462.8249 shares		30,810
	Vanguard Target Retirement 2040	4052.3727 shares		83,074
	Vanguard Target Retirement 2045	5057.9246 shares		65,095
	Vanguard Target Retirement 2050	72.1254 shares		1,472
	Vanguard Target Retirement 2055	141.6986 shares		3,098
	JP Morgan Midcap Val Inst	721.1258 shares		17,127
	JPMorgan Small Cap Value Sel	777.2250 shares		14,021
	DWS RREEF Real Estate Securities Inst	0.9647 shares		18
	Vanguard Small Cap Growth Index Inv	25.1330 shares		540
	Total			940,854

	Nationwide Trust Company - Growth Funds:
	American Funds New World R6	590.8771 shares	13,412
	Harbor International Instl	631.3166 shares	33,113
	Hansberger International Growth Inst	2126.0202 shares	27,872
	American Funds Growth Fund of Amer R6	1030.6374 shares	29,600
	MFS Research R4	1808.0810 shares	44,370
	Principal MidCap Growth Inst	2555.5242 shares	16,713
	Fidadv Realest I	1215.6494 shares	20,836
	T Rowe Price New Horizons	309.2028 shares	9,595
	Total		195,511

	Nationwide Trust Company - Value Funds:
	American Funds American Mutual R6	885.4517 shares	22,898
	Principal Equity Income I Inst	1444.5945 shares	25,757
	Vanguard Selected Value Inv	29.7283 shares	553
	American Funds American Hi Inc Tr R6	330.8385 shares	3,527
	Vanguard Small Cap Value Index Inv	0.8930 shares	13
	Total		52,748

	Nationwide Trust Company - Bonds:
	American Century Infl-Adj Bond Inst	2524.5028 shares	32,162
	Leggmwstrasinfindplsbdinst	2,366.9800 shares	28,049
	Pimco Real Return Instl	2246.4187 shares	26,485
	RidgeWorth Intermediate Bond I	0.8241 shares	9
	Vanguard Total Bond Market Index Signal	828.1648 shares	9,110
	Pimco Low Duration Inst	0.4180 shares	4
	American Funds Capital World Bond R6	1303.6765 shares	26,686
	Fed Total Return Bond Inst	1329.2390 shares	14,994
	Vanguard Short Term Investment Grade Inv	506.8331 shares	5,393
	Total		142,892

	Nationwide Trust Company - Money Market Funds:
	Dreyfus Inst Preferred Money Market Prm	4800.7057 units	4,760
*	Nationwide Bank FDIC Insured Account	75150.1117 units	75,297
	Total		80,057

*	Notes Receivable from Participants	4.25% - 9.25% rate Maturities through March 2019	76,770

			$3,357,300

(d) Investments are participant directed; therefore, cost information is not required.

* Indicates party-in-interest to the Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Security Bank 401K Cash or Deferred Ownership Plan

June 28, 2012

By: /s/ Ken L. Donahue
Executive Vice President
and Chief Administrative Officer of United Security Bank

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23.1	Consent of Moss Adams LLP